555 Eleventh Street, N.W., Suite 1000 Washington, D.C. 20004-1304 Tel: +1.202.637.2200 Fax: +1.202.637.2201 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
	Barcelona	Munich
	Beijing	New Jersey
	Boston	New York
	Brussels	Orange County
March 7, 2013	Chicago	Paris
	Doha	Riyadh
	Dubai	Rome
	Frankfurt	San Diego
VIA EDGAR AND OVERNIGHT DELIVERY	Hamburg	San Francisco
	Hong Kong	Shanghai
Dietrich A. King	Houston	Silicon Valley
Legal Branch Chief	London	Singapore
Division of Corporation Finance	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.
100 F Street, N.E.	Milan
Washington, D.C. 20549

Re:	Pattern Energy Group Inc.

Amendment No. 2 to

Confidential Draft Registration Statement on Form S-1

Submitted January 29, 2013

CIK No. 0001561660

Dear Mr. King:

On behalf of our client, Pattern Energy Group Inc., a Delaware corporation (the “Company”), please find below the Company’s response to the comment letter to Mr. Michael M. Garland, the Company’s President and Chief Executive Officer, dated February 13, 2013, from the staff of the Commission (the “Staff”) regarding Amendment No. 2 (“Confidential Submission Amendment No. 2”) to the above-captioned Confidential Draft Registration Statement on Form S-1 that the Company originally submitted to the Securities and Exchange Commission (the “Commission”) on November 13, 2012, as amended by Confidential Submission Amendment No. 1 submitted to the Commission on December 31, 2012 (collectively, the “Registration Statement”). The Company advises the Staff that an amendment to the Registration Statement will not be submitted concurrently with this response letter. Following the completion of the audit of its financial statements for the year ended December 31, 2012, the Company intends to amend the Registration Statement to reflect, among other things, such year-end financial information and the applicable disclosure in response to the Staff’s comments as indicated below.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Confidential Submission Amendment No. 2.

March 7, 2013

General

1.	We note your response to comment 1 in our letter dated January 16, 2013. As you know, the Reves test presumes that a note is a security, and it employs a two-step analysis to determine whether a particular note is a security. Please provide us with your analysis as to whether the Project Loans and the Sale-Leaseback Loan (in each case as defined in your response) bear a strong resemblance to any of the instruments enumerated in the first part of the Reves test. In addition, if you conclude that there is not a strong family resemblance, please provide us with your analysis of the Project Loans and the Sale-Leaseback Loan under each of the four factors that constitute the second step of the Reves test. Please be sure to provide us with your analysis for each factor, and please address the Project Loans and the Sale-Leaseback Loan separately.

Response:

The Company notes the Staff’s comment and advises the Staff that neither the Project Loans nor the Sale-Leaseback Loan constitute a “security” as defined by the Securities Act under the two-step analysis of Reves v. Ernst & Young.1 The Company respectfully submits that the Project Loans are not securities within the meaning of Reves because they are loans that bear a strong family resemblance to loans by a commercial bank to finance current operations. In addition, the Project Loans have characteristics similar to the judicially enumerated categories of notes that are not securities and, therefore, should not be considered to be securities under the second step of the Reves test. The Company respectfully submits that the Sale-Leaseback Loan also has characteristics similar to the judicially enumerated categories of notes that are not securities and, therefore, should not be considered to be securities under the second step of the Reves test.

Project Loans

Each Project Loan was entered into with sophisticated commercial banks or other entities in the business of making project finance loans.2 All of these loans were obtained for the specific purpose of financing the construction and operation of a wind power project and were closely tailored to take into consideration the terms of the power sale agreements. Accordingly, the Company submits that the Project Loans strongly resemble loans by commercial banks for current operations and, therefore, fall within an enumerated exception to the general presumption that a note is a security, per the Reves decision.

Furthermore, the Company respectfully submits that, under the four-factor test adopted in Reves, the Project Loans have characteristics similar to such excepted instruments and, therefore, would not be considered to be “securities” under the second step of the Reves test. Set forth below is an analysis of the Project Loans under the four-factor test in Reves.

[1]	494 U.S. 56, 65 (1990).
[2]	Manitoba Hydro is an electric utility company that acted as the lender under the C$250.0 million Project Loan for, and counterparty to the power sale agreement in respect of, the Company’s St. Joseph project. Manitoba Hydro is not a commercial bank, but it acted as a commercial bank in this case as it was motivated to assist the construction of the St. Joseph wind power project in order to secure a source of renewable energy to help meet its needs as an electric utility.

March 7, 2013

(i)	Motivation of the Parties

First, under Reves, a court examines a transaction to assess the motivations that would prompt a “reasonable seller and buyer to enter into it.”3

The motivations of the Company and the Project Loan lenders strongly resemble those of the parties to a loan for current operations because the borrower obtained the loans to finance a discrete commercial purpose, namely, the construction and operation of wind power projects, and the lenders provided the loans in the ordinary conduct of their commercial business. The motivations of the Project Loan lenders were to advance the ordinary course of their business as commercial lenders (or, in one case, the business of the public utility purchasing power from the project) by providing loan commitments and other related services to the Company in return for fees and a negotiated interest rate on the amount of the commercial loans advanced to the Company’s project subsidiary. The loan agreements have the hallmarks of a negotiated commercial lending transaction and not the purchase of a security, including obligations, representations and covenants applicable to both lenders and borrowers. The motivation of the parties in these types of project finance transactions is set forth in specific provisions included in some such loans that clearly express the parties’ intentions that the arrangements are commercial loans.4

Moreover, the actual loan note in respect of each Project Loan is merely incidental to the main commercial transaction of financing the construction and operation of wind power projects, which transaction stands on its own even without the note. The note, by its terms, is subject to the terms and conditions of the transaction documents and cannot be read in isolation of the broader commercial transaction. In summary, the Company respectfully submits that the lenders of the Project Loans were motivated to enter into the Project Loans not for an expectation of profit in the context of a purchased security, but rather by the desire to advance the ordinary course of their businesses on customary, but negotiated, terms for commercial loans.

(ii)	Plan of Distribution

Second, under Reves, a court examines the plan of distribution of the instrument in order to assess whether the instrument is one in which there is “common trading for speculation or investment.”5 The Project Loans were not offered to a broad segment of the public, which the Court in Reves indicated was necessary to establish “common trading” in an instrument. There was not a planned distribution of any of the Project Loans. On the contrary, the Company’s project subsidiary solicited and received financing proposals from a limited number of lenders for each project and only a selected group was invited to participate in each customized loan transaction. Moreover, the Project Loans contain specifically negotiated terms relating to the lenders’ limited ability to assign their interests in the Project Loans to third parties (e.g., borrower consent is required unless the assignee meets specifically enumerated criteria, such as being a “depositary institution” as defined under the Federal Deposit Insurance Act, having a

[3]	Id.
[4]	For example, the Gulf Wind credit agreement specifically states: “The transactions contemplated by this Agreement, including the execution and delivery by Borrower of the Notes, are intended to be loans for commercial purposes and are not intended to be investments in a business enterprise….”
[5]	Id. at 61.

March 7, 2013

minimum capital base and/or maintaining a minimum credit rating)6 and, to the Company’s knowledge, none of the lenders of any of the Project Loans has assigned its interests therein to date. In summary, since the Project Loans have no established secondary trading market and involve a very limited lending group, they do not have a plan of distribution that resembles that of a security.

(iii)	Reasonable Expectations of the Investing Public

Third, under Reves, a court examines the expectations of the investing public to determine whether the instrument is a security; i.e., the court asks, “did investors expect that the instrument would be afforded the protections of the securities laws?”7 The Company respectfully advises the Staff that, contrary to the facts in Reves, there is no “investing public” to speak of in these commercial loan transactions because, in each case, the Company’s project subsidiary solicited and received financing proposals from a limited number of lenders. These lenders were commercial banks or similar financial institutions8 with no expectation that the loans were securities or that they would be afforded the protection of the securities laws. The lenders of the Project Loans conducted extensive due diligence directly with the Company’s applicable project subsidiary and were aware that the loans were being made among a project subsidiary and a small group of commercial banks or other lenders acting in the ordinary course of their business. The Project Loan documents both characterize the arrangement as, and include terms typical of, a loan for the commercial purpose of financing the construction and operation of wind power projects and not as an investment for speculative profit.

(iv)	Other Factors Rendering Application of Securities Laws Unnecessary

Fourth, under Reves, a court examines whether some other factor exists that significantly reduces the risk of the instrument thereby rendering the application of the securities laws unnecessary. The Company submits that three such factors stand out in the case of each of the Project Loans:

•

the lenders directly (and not through any underwriter or intermediary) conducted extensive due diligence with respect to the borrowers and the projects that were being financed and the collateral that was securing the Project Loans to ensure that the related project assets were adequate to provide sufficient liquidity in operation or in liquidation to satisfy the principal amount of, and interest under, the Project Loans;

•	the lenders entered into extensive and detailed bilateral negotiations with the borrowers to determine the terms of the lenders’ financing commitments and the borrowers’ obligations; and

•	the lenders of the Project Loans were afforded significant contractual protections that de-risked the recoupment of the principal amount of, and payment of interest

[6]	The Court in Reves focused on whether the notes were advertised. The Project Loans are highly confidential and may not be widely publicized by the lenders. There is a strong expectation between the parties that the Project Loans will remain on the initial lenders’ books for the term of the Project Loans.
[7]	Id. at 61.
[8]	With the exception of Manitoba Hydro. See footnote 2 above.

March 7, 2013

under, the Project Loans, including protections that allow lenders to accelerate the loans immediately for an event of default, stop the flow of funds, seize accounts and step in and foreclose on the collateral (e.g., there are specially designated cash reserves and/or letters of credit available to lenders if borrowers fail to make timely debt payments; and there are indemnities covering lenders’ losses).

As a result of these highly customized, contractually negotiated terms and conditions, in particular the existence of security interests in substantially all of the borrowers’ assets, which has been viewed post-Reves as a hallmark of a commercial loan,9 the Company submits that the Project Loan lenders obtained ample protections in respect of their loans and, therefore, rightly had no expectation of, nor needed the protections afforded by, the securities laws.

In summary, the Company submits that the Project Loans are not securities within the meaning of Reves because they are loans that bear a strong family resemblance to loans by a commercial bank to finance current operations. The Company further submits that, under the second step of the Reves test, the Project Loans have characteristics similar to those of the judicially enumerated categories of notes that are not securities and, therefore, are not and should not be considered securities under the Securities Act or the Exchange Act.

Sale-Leaseback Loan

The Company respectfully submits that the Sale-Leaseback Loan, which represents approximately $280 million of the Company’s proceeds from the incurrence of debt since January 1, 2009, is also not a “security” for purposes of the Exchange Act or the Securities Act because, under the four-factor test of Reves, the Sale-Leaseback Loan has characteristics similar to the enumerated categories of notes that are not securities.

The Company also respectfully advises the Staff that the Sale-Leaseback Loan is described as a loan in the Confidential Submission Amendment No. 2 solely because, in accordance with ASC 840, Leases, the Company accounts for the Sale-Leaseback Loan as a financial transaction. However, the transaction at its essence is a commercial lease and, accordingly, is classified as a “loan” only for GAAP purposes.

In connection with the Sale-Leaseback Loan: (i) the Company’s subsidiary (the “subsidiary-lessee”) sold the Hatchet Ridge project to a financial institution (the “lessor”) that routinely provides tax-structured project financing; (ii) the subsidiary-lessee and lessor entered into a lease agreement whereby the Hatchet Ridge project was leased back to the subsidiary-lessee; (iii) the subsidiary-lessee operates the Hatchet Ridge project and derives revenue through the sale of power under its power sale agreement and (iv) the subsidiary-lessee’s primary obligation under the lease is to make fixed lease payments to the lessor through the term of the lease.

Under the four-factor test of Reves, the Sale-Leaseback Loan has the following characteristics that are similar to the judicially enumerated categories of notes that are not securities.

[9]	Bass v. Janney Montgomery Scott, Inc., 210 F.3d 577, 585 (6th 2000) (stating that the fourth Reves factor in application comprises, in addition to comprehensive regulatory schemes, the presence or absence of risk-reducing factors such as collateral or insurance) (emphasis added).

March 7, 2013

•

Motivations. The subsidiary-lessee and lessor entered into the Sale-Leaseback Loan for specific commercial purposes, namely to finance the long-term operations of the wind power project in the case of the subsidiary-lessee and to acquire and lease an asset on a tax-structured project finance basis in the ordinary course of its business in the case of the lessor.

•

Distribution. The Sale-Leaseback Loan was only entered into as between the subsidiary-lessee and lessor and is not assignable without the subsidiary-lessee’s consent[10], and there was no distribution of participation interests in the Sale-Leaseback Loan.

•

Expectations. The Sale-Leaseback Loan was by its terms a commercial lease and in no way created an expectation by any of the parties involved that the lease was a transaction afforded the protections of the securities laws.

•

Other Factors. The lessor conducted extensive due diligence in respect of the Hatchet Ridge project, entered into extensive negotiations with the subsidiary-lessee to determine the terms of the lease and was afforded ample contractual protections in respect of the lease payments from the subsidiary-lessee and, therefore, rightly had no expectation of, and did not need the protections afforded by, the securities laws.[11]

Accordingly, because, under the four-factor test of Reves, the Sale-Leaseback Loan has characteristics similar to the judicially enumerated categories of notes that are not securities, the Company respectfully submits that it is not and should not be considered a “security” under the Securities Act or Exchange Act.

*  *  *  *

Additionally, pursuant to a discussion with the Staff on February 14, 2013, the Company advises the Staff that it will revise the Registration Statement to remove any suggestion that its lenders were applying investment criteria to the lending transactions, which might imply the existence of a security, as it was the intention of the Company to refer to such lenders’ financing criteria. The language will be modified to clarify that any “investment” criteria applies solely to the Company and its affiliates but not to the lenders.

Forecasted Cash Available for Distribution for the Fiscal Years Ending December 31, 2013 and 2014, page 48

2.	We note your response to comment 4 in our letter dated January 16, 2013. Please revise your disclosure on page 55 to describe in more detail the basis for your assumed

[10]	No request for assignment has been made to date, which is consistent with the expectations of the parties that the Sale-Leaseback Loan is a commercial transaction and not an investment in a marketable security.
[11]

The agreements governing the Sale-Leaseback Loan contain a broad range of covenants that are largely comparable to the covenants of a commercial loan, which restrict the subsidiary-lessee’s ability to incur debt, grant liens, sell or lease assets, transfer equity interests, dissolve, pay distributions and change its business. Additionally, these agreements secure the subsidiary-lessee’s lease payment obligations by its related contractual rights (e.g., the power sale agreement) and cash deposits.

March 7, 2013

exchange rate including a range of Canadian dollar to U.S. dollar exchange rates for a period that encompasses the future operating lives of existing plant.

Response:

The Company notes the Staff’s comment and advises the Staff that in respect of the year ending: (i) December 31, 2013, it intends to use the average of actual exchange rates for the period from January 1, 2013 to the most recent practicable date prior to the date of the prospectus and forward exchange rates applicable to the balance of the year; and (ii) December 31, 2014, it intends to use the average of the forward exchange rates for the year determined as of the most recent practicable date prior to the date of the prospectus. Accordingly, the Company intends to modify the disclosure on page 55 of Confidential Submission Amendment No. 2 as follows: “The forecast assumes that the average exchange rate between the U.S. dollar and Canadian dollar will be approximately C$        : US$1.00 and C$        : US$1.00 for the years ending December 31, 2013 and December 31, 2014, respectively. The assumed average exchange rates were determined by reference to actual exchange rates from January 1, 2013 to                     , 2013 and forward exchange rates for the balance of 2013 and the year ending December 31, 2014.”

Note 10. Income Taxes, page F-30

3.	We note your response to comment 6 in our letter dated January 16, 2013. We are unclear as to why inclusion of a pro forma charge for at least the most recent fiscal year will be most useful if contained in the pro forma presentation as opposed to the historical financial statements. As the operations of Pattern Energy Group Inc. subsequent to the Contribution Transaction will be substantially comprised of the operations of the entities included in Predecessor 1, we believe it is appropriate to present a pro forma tax charge on the face of the historical income statement(s) to reflect the U.S taxes that would have been applicable had Predecessor 1 been under the umbrella of a C Corporation as of January 1, 2011. We believe this presentation is most relevant to future shareholders attempting to form future projections. The pro forma charge should continue to be presented for periods subsequent to the Contribution Transaction. Please revise.

We are also reissuing the portion of comment 38 in our letter dated December 13, 2012 requesting you to tell us what consideration was given to a reclassification of accumulated earnings relating to previously taxed earnings relating to US operations by analogy to SAB 4:B.

Additionally, we note your disclosure on page 55 stating that the forecast assumes that following the completion of the offering you will be subject to federal and state income taxes. However, within your forecast on page 48 and reconciliation to Adjusted EBITDA on page 49 we note that you have not included the impact of income taxes, and footnote (1) to both the aforementioned forecast and reconciliation to Adjusted EBITDA states

March 7, 2013

that the forecast “[e]xcludes U.S. taxes and Canadian taxes incurred by your project subsidiaries.” Please explain your basis for exclusion of such taxes from net income as this forecast is being presented due to your stated intent of making distributions to shareholders and distributable cash will be affected by income taxes. If income taxes will affect the amount of distributable cash, we believe the provision should be included in the determination of net income and cash available for distribution to the extent paid in cash.

Response:

The Company notes the Staff’s comment with regard to presentation of a pro forma tax charge on the most recent fiscal year historical income statement in the historical financial statements. The Company advises the Staff that, when the Registration Statement is updated to include financial information for the year ended December 31, 2012, the Company will include the referenced pro forma tax charge on the face of the most recent fiscal year historical income statement to reflect U.S. tax charges that would have been applicable had Predecessor 1 been under the umbrella of a C Corporation as of the beginning of that year. The Company will also add pro forma income tax disclosure in the financial statement notes to address the method of presentation of the pro forma tax charge included on the face of the historical income statement. The Company also confirms that the pro forma tax charge will continue to be presented for periods subsequent to the Contribution Transactions.

The Company also notes the Staff’s comment with regard to reclassification of accumulated earnings. The Company advises the Staff that, when the Registration Statement is updated to include financial information for the year ended December 31, 2012, it will reclassify accumulated earnings from Predecessor 1 into additional paid-in capital as a pro forma adjustment in the “Unaudited Pro Forma Financial Data” section of the Registration Statement. The Company also advises the Staff that it will reclassify such accumulated earnings on the balance sheet of Pattern Energy Group Inc. upon closing the Contribution Transactions.

The Company also notes the Staff’s comment with regard to inclusion of a tax provision on forward-looking income statements, and inclusion of the impact of income taxes expected to be paid in cash on net income, Adjusted EBITDA and Cash Available for Distribution. The Company advises the Staff that, when the Registration Statement is updated to include financial information for the year ended December 31, 2012, the Company will include such tax provision within its forecast and the related impact on forecasted net income, Adjusted EBITDA and Cash Available for Distribution. The Company will also remove footnote (1) to the forecast and footnote (a) to the reconciliation to Adjusted EBITDA.

March 7, 2013

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at (212) 906-1284 or my colleague, Patrick H. Shannon, at (202) 637-1028 with any questions or further comments you may have regarding this confidential submission or if you wish to discuss any of the Company’s responses.

Sincerely,

/s/ Kirk A. Davenport II

Kirk A. Davenport II
of LATHAM & WATKINS LLP

cc:

Michael M. Garland, Pattern Energy Group Inc.

Michael J. Lyon, Pattern Energy Group Inc.

Patrick H. Shannon, Latham & Watkins LLP

Brandon J. Bortner, Latham & Watkins LLP